                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) or Section 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                               IP VOICE.COM, INC.
                                (NAME OF ISSUER)

                               IP VOICE.COM, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                      PRIVATELY PLACED UNITS CONSISTING OF
                       NOTES, WARRANTS AND PREFERRED STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Barbara S. Will
                                IPVoice.com, Inc.
                       5050 N. 19th Avenue, Suite 416/417
                             Phoenix, Arizona 85015
                                 (602) 335-1231

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                            I. Douglas Dunipace, Esq.
                           Jennings, Strouss & Salmon
                           2 North Central, Suite 1600
                             Phoenix, Arizona 85004
                                 (602) 262-5832

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
         TRANSACTION VALUATION*             AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
               $2,804,484                            $562
--------------------------------------------------------------------------------

*    Assumes exchange of 46 Units valued at $61,054 per Unit.
** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      N/A       Filing Party:  N/A
Form or Registration No.:    N/A       Date Filed:    N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rules 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

         This Amendment No. 2 to Schedule TO (File No. 005-58889) which constitutes the final amendment ("Final Amendment") to such Schedule TO relates to an offer by IP Voice.com, Inc. to convert units purchased by investors in a private placement ("Units") into common stock of IP Voice or to amend the Units. The purpose of this Final Amendment is to report the results of the offers.

         The offers terminated on May 19, 2000. Pursuant to the offer to convert Units into IP Voice common stock, a total of 30.5 Units are being converted into 543,876 shares of common stock. Pursuant to the offer to amend the Units, $186,750 aggregate principal amount of amended notes is being issued, and 187.5 shares of senior convertible preferred stock were relinquished.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2000.

                                       IP VOICE.COM, INC., a Nevada corporation

                                           /s/ Barbara S. Will
                                       By______________________________________
                                               Barbara S. Will


                                       3